UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A.
to the Superintendencia de Valores y Seguros de Chile on April 26, 2005

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Back to Contents

FOR IMMEDIATE RELEASE SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2005

Highlights

•	First quarter 2005 earnings increased 77% to US$0.94 per ADR from US$0.53 per ADR for the first quarter 2004.

•	Operating income for the first quarter 2005 was 59% higher than the first quarter of the previous year.

•	During the last sixteen quarters, net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, April 26, 2005.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2005 which reached US$24.8 million (US$0.94 per ADR), 76,8% higher than the US$14.0 million (US$0.53 per ADR) recorded during the first quarter of 2004. Operating income for the first quarter of 2005 was US$37.9 million approximately 58,6% higher than the US$23.9 million of the previous year. Revenues totaled US$206.5 million, higher than the US$168.4 million recorded in the first quarter of 2004.

SQM’s Chief Executive Officer, Patricio Contesse, stated “confirming market projections, our three main businesses, specialty plant nutrition, iodine and lithium, have continued with the price recovery trend observed during 2004”. He added “Although the significant increase in earnings is good news, we have to keep in mind that the first quarter of 2004 was the quarter with lowest results last year and we must remain cautious as we still face many challenges, like higher energy cost. Nonetheless, we are confident that we will continue delivering results, significantly increasing our earnings during 2005”.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

Back to Contents

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition (SPN)

During the first quarter of 2005 revenues totaled US$114.0 million, 28.3% higher than the US$88.8 million reached during the first quarter of 2004.

The increase in revenues is mainly explained by improved pricing, which increased between 15% and 20% year over year, and by volumes, which roughly increased by 7% compared to the first three months of 2004.

The increase in prices responds to the tight supply-demand conditions present in the SPN business, and the positive pricing conditions that benefit potassium-related specialty plant nutrients.

Volumes increased on the back of soluble fertilizers and potassium sulfate partly offset by lower sales of sodium potassium nitrate.

Demand continues to be strong, only hindered by the capacity constraints faced by producers worldwide.

Specialty plant nutrition gross margin(1) for the first quarter was approximately US$9.5 million higher than the margin of the first quarter of 2004.

2.- Iodine and iodine derivatives

Iodine and iodine derivatives revenues for the first quarter of 2005 reached US$37.7 million, 49.7% higher than the US$25.2 million of the same period of the previous year.

Higher revenues obtained during the first quarter are mainly explained by higher sales volume and prices due to continued demand increase, driven by the x-ray contrast media, biocide, pharmaceutical and LCD Polarizing film industries, which are expected to continue with this trend throughout 2005.

This increased demand, and high capacity utilization rates in the industry have put an upward pressure on prices, which for the first three months of this year grew on average close to US$3 per kilogram compared to the same period of the previous year.

Iodine and iodine derivates gross margin for the first quarter of 2005 was approximately US$5.5 million higher than the gross margin of the previous year.

Back to Contents

3.- Lithium and lithium derivatives

During the first quarter of 2005 revenues reached US$19.2 million, 53.4% higher than the US$12.5 million recorded in the first quarter of 2004.

We have to consider that first quarter 2004 sales volumes were significantly lower than the 2004 quarterly average.

Higher revenues are the result of higher sales volume and prices, due to increased overall demand, particularly in China and Europe, driven by the lithium ion battery, air conditioning, ceramic glass and lithium derivatives industries.

Regarding lithium-ion batteries, certain producers overstocked during 2004, which could affect total consumption during 2005. End market demand is still growing as anticipated but this momentary condition should reduce the two-digit growth observed for the past years in battery-grade lithium demand.

Aside from batteries, the industries that are growing more during 2005 are ceramic specialty glass and continuous casting powder for steel extrusion

Lithium hydroxide demand continues growing as the greases market continues to be benefited by the worldwide economical situation. SQM’s lithium hydroxide plant construction is completed and waiting for its final commissioning by the end of 2Q 2005.

Lithium and lithium derivatives gross margin for the first quarter was approximately US$1.5 million higher than the gross margin of the same period of previous year.

4.- Industrial Chemicals

Revenues for industrial chemicals for the first quarter of 2005 reached US$18.3 million, 7.1% higher than the US$17.1 million of the previous year.

First quarter volumes were lower than in the same period of last year, but were more than offset by higher prices, which increased by more than 10% compared to the first quarter of 2004. Increased prices of both Sodium and Potassium Nitrate compensated lower sales of Sodium Sulfate. The strengthening of the demand for Sodium Nitrate in the glass and explosives industries compensated largely a slight decline in the demand of potassium nitrate from the CRT (TV screens) industry.

Industrial chemicals gross margin for the first quarter of 2005 was slightly higher than the gross margin of the same period of the previous year.

5.- Others

Potassium chloride

During the first quarter of 2005 revenues reached US$4.7 million, 50% lower than the US$9.6 million recorded in the first quarter of 2004.

This sales decrease is the result of the lower availability due to increased internal consumption in the production of potassium nitrate. Furthermore, last year’s figures included sales to PCS Yumbes to produce potassium nitrate. During 2005, SQM is producing its own potassium nitrate at Yumbes.

Back to Contents

Additionally, even though potassium chloride prices are higher than last year, gross margin is lower due to reduced volumes.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$14.2 million (6.9% of revenues) during the first quarter of 2005 compared to the US$13.0 million (7.7% of revenues) recorded during the same period of 2004.

Non-operating Income

During the first quarter of 2005, non-operating income reached a US$5.3 million loss, which compares to a US$4.8 million loss for the same period of the previous year. The main variations in the non operating income were:

•	Due in part to the sale of its 14.05% stake in Empresas Melón during the last quarter of 2004, SQM reduced its income for investment in related companies from US$2.8 million in the first quarter of 2004 to US$0.3 million in the first quarter of 2005.

•	Net financial expenses(2) decreased from US$(4.5) million in the first quarter of 2004 to US$(3.7) million in the first quarter of 2005. The Company reduced its net financial debt(3) by approximately US$98.5 million in the last twelve months.

On April 25, 2005, Potash Corporation of Saskatchewan Inc(4). requested the Board of Directors of SQM to call an Extraordinary Shareholder’s Meeting to resolve about the convenience of eliminating Series A and B and their privileges, and, alternatively, if shareholders do not approve this proposal, to modify article 31 of the Company’s By-Laws to incorporate the “related parties” concept used in article 31 Bis of said By-Laws. Consequently, the Board has called an Extraordinary Shareholders Meeting for Wednesday May 25, 2005, at 10:00 a.m.

Back to Contents

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income during the period.

(3) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

(4) Potash Corporation of Saskatchewan, Inc. (PCS). PCS is a Canadian corporation that owns 25% of SQM total shares (44% of Series A shares). During the last general shareholders meeting, PCS elected three out of eight directors of SQM.

SQM is an integrated producer and distributor of specialty plant nutrition, iodine, lithium and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 41% world lithium market, 29% world iodine market and 49% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Back to Contents

Income Statement

(US$ Millions)	For the 1st Quarter
	2005	2004

Revenues	206,5	168,4

Specialty Plant Nutrition	114,0	88,8
Potassium nitrate and Blended Fertilizers(1)	101,9	82,8
Potassium Sulfate	12,1	6,0
Industrial Chemicals	18,3	17,1
Industrial Nitrates	16,6	14,9
Sodium Sulfate	1,0	1,2
Boric Acid	0,8	0,9
Iodine and iodine derivatives	37,7	25,2
Lithium and lithium derivatives	19,2	12,5
Other Income	17,4	24,8
Potassium Chloride (Potash)	4,7	9,6
Others	12,6	15,3

Cost of Goods Sold	(137,9)	(116,7)
Depreciation	(16,5)	(14,8)

Gross Margin	52,1	36,9

Selling and Administrative Expenses	(14,2)	(13,0)

Operating Income	37,9	23,9

Non-Operating Income	(5,3)	(4,8)
Financial Income	1,2	0,6
Financial Expenses	(4,9)	(5,1)
Capitalized Interest (2)	0,8	0,4
Others	(2,4)	(0,7)

Income Before Taxes	32,6	19,1
Income Tax	(7,2)	4,4
Other Items	(0,6)	(0,8)

Net Income	24,8	14,0
Net Income per ADR (US$)	0,94	0,53

(1) Includes Blended Fertilizers, Yara Specialty Fertilizers and Other Specialty Fertilizers

(2) Capitalized Interests in fixed assets

Back to Contents

Balance Sheet

(US$ Millions)	As of March 31
	2005	2004

Current Assets	675,7	562,1
Cash and cash equivalents (1)	158,4	85,0
Account receivables (2)	200,4	176,3
Inventories	281,7	251,8
Others	35,2	49,0

Fixed Assets	699,9	686,9

Other Assets	87,8	136,9
Investment in related companies (3)	33,4	70,0
Others	54,4	66,9

Total Assets	1.463,5	1.385,9

Current Liabilities	111,0	159,8
Short term interest bearing debt	1,0	66,1
Others	110,1	93,7

Long-Term Liabilities	348,7	298,3
Long term interest bearing debt	300,0	260,0
Others	48,7	38,3

Minority Interest	33,0	28,5

Shareholders' Equity	970,7	899,3

Total Liabilities	1.463,5	1.385,9

Current Ratio (4)	6,1	3,5
Debt / Total capitalization (5)	23,1%	26,0%

(1) Cash + time deposits + marketable securities

(2) Account receivables + account receivables from related co.

(3) Investment in related companies net of goodwill and neg. goodwill

(4) Current assets / current liabilities

(5) Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:   /s/ Ricardo Ramos

Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: April 27, 2005